1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 13, 2025

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,789, 2,790 & 2,794

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2789, 2790 and 2794 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares iBonds Dec 2035 Term Corporate ETF

iShares iBonds Dec 2031 Term Muni Bond ETF

iShares iBonds Oct 2035 Term TIPS ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on January 24, 2025. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust has provided a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	For each of iShares iBonds Dec 2035 Term Corporate ETF and iShares iBonds Oct 2035 Term TIPS ETF, the Staff notes that on page S-1 of each Fund’s prospectus, the disclosure above the fee tables does not indicate that the fund may incur acquired fund fees and expenses (“AFFE”). Could the Trust confirm whether there should be narrative disclosure added regarding the fund’s potential incursion of AFFE?

Securities and Exchange Commission

March 13, 2025

Response:	For each of iShares iBonds Dec 2035 Term Corporate ETF and iShares iBonds Oct 2035 Term TIPS ETF, the Trust has added narrative disclosure on page S-1 of each Fund’s potential incursion of AFFE.

*    *    *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

DeCarlo McLaren

Tim Kahn

Michael Gung

Toree Ho

Luis Mora

George Rafal

Eli S. Schwartz